Exhibit (n)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sixth Street Specialty Lending, Inc.:

We consent to the use of our report dated February 16, 2023, with respect to the consolidated balance sheets of Sixth Street Specialty Lending, Inc. (and subsidiaries) (the Company), including the consolidated schedules of investments, as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three-year period ended December 31, 2022, and the effectiveness of internal control over financial reporting as of December 31, 2022, and our report dated February 16, 2023 on the consolidated senior securities table of the Company, incorporated by reference herein, and to the references to our firm under the headings “Financial Highlights”, “Senior Securities”, and “Experts” in the Form N-2.

/s/ KPMG LLP

New York, New York

December 22, 2023